

October 19, 2010

John R. Plachetka
President and Chief Executive Officer
Pozen Inc.
1414 Raleigh Rd, Suite 400
Chapel Hill, NC 27517

Re: Pozen Inc.
Form 10-K for the year ended 12/31/2009
Definitive Proxy Statement on Schedule 14A
File No. 000-31719

Dear Mr. Plachetka:

We have completed our review of your filings and do not have any further comments at this time.

Sincerely,

Jeffrey P. Riedler
Assistant Director